SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS  FILED PURSUANT TO RULES 13d-1 (b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)


                              Net Perceptions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64107U101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]       Rule 13d-1(b)

        [ ]       Rule 13d-1(c)

        [X]       Rule 13d-1(d)

                         (Continued on following pages)

----------------------------------------------------------                     --------------------------------------
CUSIP NO. 46113Q109                                               13 G                   Page 1 of 4 Pages
----------------------------------------------------------                     --------------------------------------

------------ ---------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             Brad Miller
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

------------ ---------------------------------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a) [ ]          (b) [ ]
------------ ---------------------------------------------------------------------------------------------------------

3            SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
------------------------------------ -------- ------------------------------------------------------------------------
             NUMBER OF
              SHARES                 5        SOLE VOTING POWER
           BENEFICIALLY                       1,390,348
           OWNED BY EACH             -------- ------------------------------------------------------------------------
             REPORTING
              PERSON                 6        SHARED VOTING POWER
               WITH                           0
                                     -------- ------------------------------------------------------------------------

                                     7        SOLE DISPOSITIVE POWER
                                              1,390,348
                                     -------- ------------------------------------------------------------------------

                                     8        SHARED DISPOSITIVE POWER
                                              0
------------ ---------------------------------------------------------------------------------------------------------

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                                                                       1,390,348
------------ ---------------------------------------------------------------------------------------------------------

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                                                                [ ]
------------ ---------------------------------------------------------------------------------------------------------

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                    6.3%
------------ ---------------------------------------------------------------------------------------------------------

12           TYPE OF REPORTING PERSON
             IN
------------ ---------------------------------------------------------------------------------------------------------

-----------------------------                     ------------------------------
CUSIP NO. 46113Q109                  13 G                 Page 2 of 4 Pages
-----------------------------                     ------------------------------

                   ITEM 1.

          (a)      NAME OF ISSUER:
                   Net Perceptions, Inc. (the "Company")
          (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   901 Flying Cloud Drive, Eden Prairie, MN 55344-7905

                   ITEM 2.

         Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name;
(b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.


          (a)      Brad Miller
          (b)      7901 Flying Cloud Drive, Eden Prairie, MN 55344-7905
          (c)      U.S. Citizen
          (d)      Common Stock
          (e)      64107U101

                   ITEM 3.

         Not Applicable

                   ITEM 4.

         (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                        Common Stock                                           Dispositive
   Filing Person     Beneficially Owned    % of Class (1)     Voting Power       Power
   -------------     ------------------    --------------     ------------       -----
    Brad Miller             1,390,348             6.3           1,390,348      1,390,348




(1)      Based on 22,025,716 outstanding shares as of December 31, 1999.

                   ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

                   ITEM 6. OWNERSHIP  OF  MORE  THAN FIVE  PERCENT ON  BEHALF OF
                           ANOTHER PERSON

         Not Applicable.

-----------------------------                     ------------------------------
CUSIP NO. 46113Q109                  13 G                 Page 3 of 4 Pages
-----------------------------                     ------------------------------

                   ITEM 7. IDENTIFICATION AND CLASSIFICATION OF  THE  SUBSIDIARY
                           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

                   ITEM 8. IDENTIFICATION  AND   CLASSIFICATION  OF  MEMBERS  OF
                           THE GROUP

         Not Applicable.

                   ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

                   ITEM 10.CERTIFICATION

         Not Applicable.

-----------------------------                     ------------------------------
CUSIP NO. 46113Q109                  13 G                 Page 4 of 4 Pages
-----------------------------                     ------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  February 10, 2000                      Brad Miller


                                                 By: /s/ Brad Miller
                                                    ----------------------------